Mail Stop 4561

November 4, 2008

Mr. Ralph Henson
President
InMedica Development Corporation
825 North 300 West, Suite N132
Salt Lake City, UT 84103

> **Re:** **InMedica Development Corporation**
> **Forms 10-KSB and 10-KSB/A for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-12968**

Dear Mr. Henson:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant